Exhibit 4.3

MultiMetaVerse Holdings Limited
2024 SHARE INCENTIVE PLAN
RESTRICTED SHARE UNIT AWARD AGREEMENT

Plan: MultiMetaVerse Holdings Limited 2024 Share Incentive Plan

Number of Shares Subject to Award: ________ Class A ordinary shares of MultiMetaVerse Holdings Limited (the “RSUs”)

Grant Date: August [xx], 2024

Name of the Participant: Signature:

1.	In consideration of your past and continued employment or service with MultiMetaVerse Holdings Limited (the “Company”), and for other good and valuable consideration, effective on the Grant Date, you have been granted the RSUs indicated above, which entitles you to receive _____Class A ordinary shares (the “Shares”) of the Company in accordance with the provisions of this Restricted Share Unit Award Agreement (the “Agreement”) and the provisions of the MultiMetaVerse Holdings Limited 2024 Share Incentive Plan (the “Plan”, as attached hereto as Appendix A), but subject to the restrictions set forth in this Agreement. In the event of a conflict between the terms of this Agreement and the terms of the Plan, the terms of the Plan shall govern.

2.	The RSUs will vest and no longer be subject to the restrictions on transfer and forfeiture (provided you have not incurred a termination of Service) set forth in this Agreement as follows:

(i)	_____ percent (___%) of the total number of RSUs granted shall vest on the Grant Date (the “Vesting Commencement Date”); and

(ii)	_____ percent (___%) of the total number of RSUs shall vest ______ thereafter as the Vesting Commencement Date (and if there is no corresponding day, on the last day of the month), subject to your continuing employment or service with the Company, any Subsidiary or related entity through each such date.

3.	Until vested, the RSUs or any rights or interests therein are not transferable except by will or the laws of descent and distribution. Until the Shares are issued upon settlement of the RSUs, you will not be deemed for any purpose to be, or have rights as, a Company shareholder by virtue of this Award. RSUs do not carry any rights to dividends of the Company or voting rights in relation to the Company.

4.	Until vested, the RSUs shall be subject to forfeiture in the event of your termination of Service for any reason, whether such termination is occasioned by you or by the Company or any of its Subsidiaries or related entities (the “Service Recipient”), with or without cause or by mutual agreement; provided that, if your employment or Service is terminated by reason of death or Disability, then any RSUs which otherwise would have vested within one year of your termination shall immediately vest and will no longer be subject to the restrictions of and forfeiture under this Agreement.

All RSUs owned by you shall be forfeited in the event your termination of Service is for Cause, whether or not previously vested. For this purpose, “Cause” shall have the meaning as expressly defined in any then-effective written agreement regarding your employment or Service with the Company, any Subsidiary or related entity, or in the absence of such then-effective written agreement and definition, shall have the meaning based on the determination of the Committee that you have: (i) performed an act or failure to perform any act in bad faith and to the detriment of the Company, a Subsidiary or any related entity; (ii) engaged in dishonesty, intentional misconduct or material breach of any agreement with the Company, a Subsidiary or a related entity; or (iii) committed a crime involving dishonesty, breach of trust, or physical or emotional harm to any person.

5.	The Company has the authority to deduct or withhold, or require you to remit to the Company, an amount sufficient to satisfy all applicable taxes (including the Participant’s obligation) required by law to be withheld with respect to any taxable event arising from this Award of RSUs. You may satisfy your tax obligation, in whole or in part, by: (i) electing to have the Company withhold Shares otherwise to be delivered with a Fair Market Value equal to the minimum amount of the tax withholding obligation, (ii) surrendering to the Company previously owned Shares with a Fair Market Value equal to the minimum amount of the tax withholding obligation, (iii) withholding from other cash compensation, (iv) paying the amount of the tax withholding obligation directly to the Company in cash, or (v) such other method as shall be approved by the Committee.

6.	By accepting the RSUs, you acknowledge, understand and agree that:

(i)	the Plan is established voluntarily by the Company, it is discretionary in nature and it may be modified, amended, suspended or terminated by the Company at any time, to the extent permitted by the Plan;

(ii)	the grant of the RSUs is exceptional, voluntary, and occasional, and does not create any contractual or other right to receive future grants of RSUs, or benefits in lieu of RSUs, even if RSUs have been granted in the past;

(iii)	all decisions with respect to future RSUs or other grants, if any, will be at the sole discretion of the Company;

(iv)	you are voluntarily participating in the Plan;

(v)	the RSUs and your participation in the Plan will not create a right to employment or be interpreted as forming or amending an employment or service contract with the Company or the Service Recipient and will not interfere with the ability of the Company or the Service Recipient, as applicable, to terminate your employment or Service relationship (if any);

(vi)	the RSUs and the Shares issuable upon settlement of the RSUs, and the income and value of same, are not intended to replace any pension rights or compensation;

(vii)	the RSUs and the Shares issuable upon settlement of the RSUs, and the income and value of same, are not part of normal or expected compensation for purposes of, including, but not limited to, calculating any severance, resignation, termination, redundancy, dismissal, end-of-service payments, holiday pay, bonuses, long-service awards, pension or retirement, or welfare benefits or similar payments;

(viii)	the future value of the underlying Shares is unknown, indeterminable, and cannot be predicted with certainty;

(ix)	no claim or entitlement to compensation or damages will arise from forfeiture of the RSUs resulting from your termination of Service (regardless of the reason for such termination and whether or not later found to be invalid or in breach of employment laws in the jurisdiction where you are employed or the terms of your employment agreement, if any), and in consideration of the grant of the RSUs to which you are otherwise not entitled, you irrevocably agree never to institute any claim against the Company or any Service Recipient; waive your ability, if any, to bring any such claim; and releases the Company or any Service Recipient from any such claim; if, notwithstanding the foregoing, any such claim is allowed by a court of competent jurisdiction, then, by participating in the Plan, you will be deemed irrevocably to have agreed not to pursue such claim and agrees to execute any and all documents necessary to request dismissal or withdrawal of such claim; and

(x)	neither the Company, the Service Recipient nor any parent company or Subsidiary or Affiliate will be liable for any foreign exchange rate fluctuation between your local currency and the United States Dollar that may affect the value of the RSUs or of any amounts due to you pursuant to the settlement of the RSUs or the subsequent sale of any Shares acquired upon settlement.

You may be required to make such representations as the Company deems necessary in order to comply with any state or federal securities laws.

7.	The Company is not providing any tax, legal, or financial advice, nor is the Company making any recommendations regarding Participant’s participation in the Plan, or Participant’s acquisition or sale of the underlying Shares. You acknowledge, understand and agree that you should consult with your own personal tax, legal, and financial advisors regarding your participation in the Plan before taking any action related to the Plan.

8.	Nothing in the Plan or this Agreement shall be interpreted to interfere with or limit in any way the right of the Company or any Service Recipient to terminate your employment or services at any time, nor confer upon you the right to continue in the employ or service of the Company or any Service Recipient.

9.	You acknowledge and consent to the collection, use, processing and transfer of personal data as described in this paragraph. The Company, its Affiliates and your employer hold certain personal information, including your name, home address and telephone number, date of birth, social security number or other employee tax identification number, salary, nationality, job title, any Shares awarded, cancelled, purchased, vested, unvested or outstanding in your favor, for the purpose of managing and administering the Plan (“Data”). The Company and its affiliates will transfer Data to any third parties assisting the Company in the implementation, administration and management of the Plan. These recipients may be located in the European Economic Area, the People’s Republic of China or elsewhere such as the United States. You authorize them to receive, possess, use, retain and transfer the Data, in electronic or other form, for the purposes of implementing, administering and managing your participation in the Plan, including any requisite transfer of such Data as may be required for the administration of the Plan and/or the subsequent holding of Shares on your behalf to a broker or other third party with whom you may elect to deposit any Shares acquired pursuant to the Plan. You may, at any time, review Data, require any necessary amendments to it or withdraw the consent herein in writing by contacting the Company; however, withdrawing the consent may affect your ability to participate in the Plan.

10.	Your participation in the Plan is voluntary. The value of the RSUs is an extraordinary item of compensation outside the scope of your employment contract or service agreement, if any. As such, the RSUs are not part of normal or expected compensation for purposes of calculating any severance, resignation, redundancy, end of service payments, bonuses, long-service awards, pensions or retirement benefits or similar payments unless specifically and otherwise provided. Rather, the grant of RSUs or any other Awards under the Plan represents a mere investment opportunity.

11.	This Award is granted under and governed by the terms and conditions of the Plan. You acknowledge and agree that the Plan has been introduced voluntarily by the Company and in accordance with its terms it may be amended, cancelled, or terminated by the Company, in its sole discretion, at any time. The grant of RSUs under the Plan is a one-time benefit and does not create any contractual or other right to receive an award of RSUs, or benefits in lieu of RSUs in the future. Future awards of RSUs, if any, will be at the sole discretion of the Company, including, but not limited to, the timing of the Award, the number of Shares and vesting provisions. By execution of this Agreement, you consent to the provisions of the Plan and this Agreement.

12.	You acknowledge that you are sufficiently proficient in English to understand the terms and conditions of this Agreement. Furthermore, if you have received this Agreement or any other document related to the RSUs and/or the Plan translated into a language other than English and if the meaning of the translated version is different than the English version, the English version will control.

13.	The Company reserves the right to impose other requirements on your participation in the Plan, on the RSUs and on any Shares acquired under the Plan, to the extent the Company determines it is necessary or advisable for legal or administrative reasons, and to require you to sign any additional agreements or undertakings that may be necessary to accomplish the foregoing.

14.	Defined terms used herein shall have the meaning set forth in the Plan, unless otherwise defined herein.

15.	This Agreement and the Plan constitute the entire agreement and understanding of the parties relating to the subject matter herein and supersede all prior discussions between them. Any prior agreements, commitments, or negotiations concerning the purchase of the Shares hereunder are superseded. No adverse modification of or adverse amendment to this Agreement, nor any waiver of any rights under this Agreement, will be effective unless in writing and signed by the parties to this Agreement (which writing and signing may be electronic). The failure by either party to enforce any rights under this Agreement will not be construed as a waiver of any rights of such party.

16.	The issuance of Shares and the sale of Shares will be subject to and conditioned upon compliance by the Company and Participant with all applicable state, federal, local and foreign laws and regulations and with all applicable requirements of any stock exchange or automated quotation system on which the Company’s Shares may be listed or quoted at the time of such issuance or transfer. You understand that the Company is under no obligation to register or qualify the Shares with any state, federal, or foreign securities commission or to seek approval or clearance from any governmental authority for the issuance or sale of the Shares. In addition, the Shares issued pursuant to this Agreement will be endorsed with appropriate legends, if any, determined by the Company.

17.	If one or more provisions of this Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (a) such provision will be excluded from this Agreement, (b) the balance of this Agreement will be interpreted as if such provision were so excluded and (c) the balance of this Agreement will be enforceable in accordance with its terms.

18.	By your acceptance of the Agreement (whether in writing or electronically), you and the Company agree that the RSUs are granted under and governed by the terms and conditions of the Plan and this Agreement. You have reviewed the Plan and this Agreement in your entirety, have had an opportunity to obtain the advice of counsel prior to executing this Agreement, and fully understands all provisions of the Plan and this Agreement. You hereby agree to accept as binding, conclusive, and final all decisions or interpretations of the Committee upon any questions relating to the Plan and this Agreement. You further agree to notify the Company upon any change in your residence address. By acceptance of the RSUs, you agree to participate in the Plan through an on-line or electronic system, if the Company chooses to, established and maintained by the Company or a third party designated by the Company and consents to the electronic delivery of this Agreement, the Plan, account statements, Plan prospectuses required by the U.S. Securities and Exchange Commission, U.S. financial reports of the Company, and all other documents that the Company is required to deliver to its security holders (including, without limitation, annual reports and proxy statements), or other communications or information related to the RSUs and current or future participation in the Plan. Electronic delivery may include the delivery of a link to the Company intranet or the internet site of a third party involved in administering the Plan, the delivery of the document via e-mail, or such other delivery determined at the Company’s discretion. You acknowledge that you may receive from the Company a paper copy of any documents delivered electronically at no cost if you contact the Company by telephone, through a postal service, or electronic mail to [insert email]. You further acknowledge that you will be provided with a paper copy of any documents delivered electronically if electronic delivery fails; similarly, you understand that you must provide on request to the Company or any designated third party a paper copy of any documents delivered electronically if electronic delivery fails. Also, you understand that your consent may be revoked or changed, including any change in the electronic mail address to which documents are delivered (if Participant has provided an electronic mail address), at any time by notifying the Company of such revised or revoked consent by telephone, postal service, or electronic mail to [insert email]. Finally, you understand that you are not required to consent to electronic delivery if local laws prohibit such consent.

19.	You may be subject to foreign asset/account, exchange control and/or tax reporting requirements as a result of the acquisition, holding and/or transfer of Shares or cash resulting from your participation in the Plan. You may be required to report such accounts, assets, the balances therein, the value thereof and/or the transactions related thereto to the applicable authorities in your country and/or repatriate funds received in connection with the Plan within certain time limits or according to specified procedures. You acknowledge that you are responsible for ensuring compliance with any applicable foreign asset/account, exchange control and tax reporting requirements and should consult your personal legal and tax advisors on such matters.

20.	The Plan and this Agreement shall be construed in accordance with and governed by the laws of the British Virgin Islands.

MULTIMETAVERSE HOLDINGS LIMITED

By:
	Name:	[ ]
	Title:	[ ]